SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

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CNH GLOBAL N.V.

Form 6-K for the month of August 2008

List of Exhibits:

1. New Release entitled, “CNH Names President of New Holland Agricultural Equipment”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

August 19, 2008

FOR IMMEDIATE RELEASE

For more information contact:

Thomas Witom, News and Information    (630) 887-2345

CNH Names President of New Holland Agricultural Equipment

BURR RIDGE, IL (August 19, 2008) – CNH Global N.V. has named Barry Engle to lead the company’s New Holland Agricultural Equipment S.p.A., effective September 8. Engle will become the unit’s president and chief executive officer, a position assumed on an interim basis a year ago by CNH President and Chief Executive Officer Harold Boyanovsky.

“Barry Engle has extensive international management experience and an impressive record of results. We are pleased to welcome him,” said Boyanovsky.

Engle has worked in the automotive industry since 1992, holding a variety of positions with Ford Motor Company in North America, Latin America and Asia. Most recently he was the President and Chief Executive Officer of Ford of Canada. He previously served as General Manager, Ford Division Marketing in the United States. Other notable positions include President, Ford of Brazil & Mercosul; General Manager of Worldwide Direct Market Operations; Director of North American Product Planning & Strategy; General Marketing Manager, Parts & Service Division; Brand Strategy Manager, Mazda Motors Corp.; and Strategic Planning Manager, Ford of Mexico. Engle left Ford in the late-90s to obtain first-hand automotive retail experience as a Chrysler Plymouth Jeep dealer in Salt Lake City, Utah and returned to the company after three years.

Before becoming involved in the auto industry, Engle held finance and marketing positions in the consumer packaged goods business. He worked for General Mills, Inc. from 1987 to 1989 and Nabisco Brands, Inc. from 1989 to 1990. In 1991 he worked in the Office of Political Affairs at the White House.

Engle holds a Bachelor of Arts degree in economics from Brigham Young University and a Master of Business Administration from the Wharton School of the University of Pennsylvania.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by about 11,500 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

About New Holland

New Holland, a division of CNH Global N.V. (NYSE: CNH), a majority owned subsidiary of Fiat S.p.A. (FIA:MI), is a world leader in agricultural, utility and construction equipment. New Holland sells and services an innovative and diverse line of equipment, including a full line of tractors as well as hay and forage equipment, harvesting, crop production and material handling equipment. Sales, parts and service are provided to customers by New Holland dealers throughout the United States and Canada. There are more than 1,100 New Holland dealerships located throughout North America.

For more information on New Holland equipment, contact your local New Holland dealer or visit the New Holland Web site at www.newholland.com/na.